MIRANDA GOLD CORP.
Suite 1410 – 800 West Pender Street
Vancouver, B.C.
V6C 2V6

April 12, 2006	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@mirandagold.com
Website: www.mirandagold.com

Miranda Gold Corp. Announces Termination of
Red Canyon Joint Venture

Miranda Gold Corp. (“Miranda”) has been notified by Newmont Mining Corporation (“Newmont”) that effective April 10, 2006 the Venture Agreement between the two companies at Red Canyon has been terminated.

In 2005, Newmont completed geologic mapping, re-interpretation of geophysical data, three dimensional modeling, and a gas geochemical survey followed by 13,115 feet of reverse circulation drilling in 11 holes. Miranda was encouraged by the extent and nature of the alteration found in drill holes from the Gexa and Red targets on the east side of the property. However, gold assays were disappointing, prompting Newmont to ultimately make the decision to terminate the Venture Agreement.

Miranda is pleased to regain 100% control of the Red Canyon project and believes that quality exploration targets still exist on the property. The work completed by Newmont has added to Miranda’s understanding of the property and the Company is optimistic that a new partner will be found to continue the exploration of this project.

Miranda wishes to thank Newmont for their excellent work on the property and for their responsiveness as a joint venture partner. The Company looks towards the future and establishing new relationships with Newmont.

The Red Canyon property lies in the Cortez Trend and comprises 237 unpatented lode mining claims covering approximately eight square miles. The property is bound on the west by U.S. Gold Corp.’s Tonkin Springs property and to the south by several properties controlled by White Knight Resources including their Gold Pick and Gold Ridge prospects.

Miranda controls the Red Canyon property through a lease with the Red Canyon Corporation. The most recent lease payment, due November 18, 2005, was made by Newmont.

Miranda is a gold exploration company focused on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends in Nevada. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Placer Dome U.S., Inc., Agnico-Eagle (USA) Limited, Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture and Golden Aria Corp.

For more information visit the Company’s web site at www.mirandagold.com or contact Miranda Gold Corp., Fiona Grant, Investor Relations, Tel.: (604) 689-1659, Fax: (604) 689-1722, Email: mad@mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.